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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,           June                                     2006
                            --------------------------        ----------------
Commission File Number      001-14620
                            --------------------------        ----------------

                      Crystallex International Corporation
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                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                Form 20-F                     Form 40-F        X
                          ----------------              ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                        No  X
                          ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Press release, dated June 29, 2006.




                                                             DOCUMENT 1





For Immediate Release                                           June 29, 2006



TORONTO, ONTARIO, June 29, 2006 - Crystallex International Corporation (the "Corporation") (TSX: KRY) (AMEX: KRY) announced today that, due to recent volatility in the trading price of its common shares, it has agreed to amend the terms of the original agreement to amend 2,197,727 unlisted common share purchase warrants (the "Warrants") held by a holder in the United States as disclosed in the Corporation's news release dated June 9, 2006. Each Warrant currently entitles the holder to acquire one common share in the capital of the Corporation at an exercise price of US$2.75 per share until September 15, 2006. The proposed amendment to the Warrants is subject to receipt of all necessary regulatory and stock exchange approvals.

Pursuant to the revised terms of the proposed amendment to the Warrants, the Corporation has agreed to issue approximately 0.398 new common share purchase warrants (the "New Warrants") in exchange for each Warrant exercised. Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of US$4.00 per share until the date which is two years from the date of issuance of the New Warrants. The exercise price of the New Warrants represents approximately a 45% premium to the closing price of the common shares of the Corporation on the American Stock Exchange on June 28, 2006. Other than as described above, the New Warrants will have the same terms and conditions as the Warrants. The holder has agreed to exercise the Warrants on the date on which the Corporation receives all necessary regulatory and stock exchange approvals for the amendment to the Warrants.

Upon the exercise of the Warrants, the Corporation will realize gross proceeds of approximately US$6.04 million and be required to issue an aggregate of 875,000 New Warrants.

In light of the recent volatility in the trading price of its common shares, the Corporation does not intend to proceed with the proposed amendment to the terms of the other common share purchase warrants issued on September 8, 2003 which was originally announced on June 9, 2006.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company's principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577 Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CRYSTALLEX INTERNATIONAL CORPORATION
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                                                               (Registrant)

Date:   June 30, 2006                     By: /S/ DAN HAMILTON
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                                              Name:  Dan Hamilton
                                              Title: Chief Financial Officer